U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                               (Check One):
[ ]Form 10-K; [ ]Form 20-F; [ ]Form 11-K; [X]Form 10-Q; [ ]Form N-SAR

     For Period Ended:                              March 31, 2000
     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F              SEC FILE NUMBER
     [ ]Transition Report on Form 11-K                  0-28783
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR
     For the Transition Period Ended: _____________________________________
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Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information
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     Full Name of Registrant:             Five Star Broadband Wireless, Inc.
     Former Name if Applicable:
     Address of Principal Executive
           Office (Street and Number):    8136 S. Harvard
           City, State & Zip Code         Tulsa, Oklahoma 74137
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Part II--Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X](b) The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


On March 20, 2000, the Company acquired a a Sales Agency Agreement with GKD, Inc. DBA TelCom One, a private Oklahoma corporation to market broadband wireless system access in exchange for stock. This transaction resulted in a change in control of the Company as disclosed in a filing on Form 8-K dated March 20, 2000. Along with the change in control, responsibility for accounting and financial reporting was transferred.

Five Star had previously acquired 40% of U.S. Wireless (20,000) shares from January 31, 2000 through March 9, 2000 for total consideration of $136,000. U. S. Wireless, Inc. holds and owns a licensing and service agreement between itself and GKD, Inc., DBA TelCom One for the marketing and sales of voice and data communications services (wired and wireless) to be used for the TelCom One Phone Store located in Wichita, Kansas.

The change in control and miscommunicaton regarding filing responsibilities and due dates coupled with the change in responsible persons has caused a delay in preparation of financial data for the filing of the Form 10-QSB.

Current analysis of the timing of completion of the financial statements indicates that the Company will file its form 10-QSB within the five day extension period provided through this notification.


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Part IV--Other Information
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     (1)Name and telephone number of person to contact in regard to this
notification:            Jack R. Lindley        (918) 499-1600

     (2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).                  [X] Yes  [ ] No

     (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?                                [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


FIVE STAR BROADBAND WIRELESS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 15, 2000                  By: /s/ JACK R. LINDLEY
                                          Jack R. Lindley
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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